Filed Pursuant to Rule 424(b)(3)

Registration No. 333-240260

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated July 31, 2020)

Immatics N.V.

39,332,281 ordinary shares

This prospectus supplement amends and supplements the prospectus dated July 31, 2020 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-240260). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on September 3, 2020 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are traded on The Nasdaq Global Select Market under the symbol “IMTX.” On October 8, 2020, the last reported sale price of our ordinary shares as reported on Nasdaq was $11.35 per share.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 14 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 9, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 3, 2020

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 3, 2020, Immatics N.V. (the “Company”) issued an interim report for the three and six-month periods ended June 30, 2020, which is attached hereto as Exhibit 99.1.

In addition, on September 3, 2020, the Company issued a press release announcing the second quarter 2020 financial results for Immatics Biotechnologies GmbH, which is attached hereto as Exhibit 99.2.

EXHIBITS

Exhibit Number	Description
99.1	Immatics Biotechnologies GmbH interim report for the three and six-month periods ended June 30, 2020.

99.2	Press release dated September 3, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: September 3, 2020	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer

Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2020, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “scheduled,” “should,” “will” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation: the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 31, 2020 (the “Registration Statement”) and under “Risk Factors” in this interim report. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The Immatics logo , XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR™, TCER™, AbsQuant™, IMADetect™ and other trademarks or service marks of Immatics appearing in this interim report are the property of the company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this interim report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This interim report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this interim report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics,” “we,” “our,” “us,” “the Group” and “the Company” refer to Immatics Biotechnologies GmbH and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics U.S. Inc. Immatics N.V. was a shell company with no active trade or business or subsidiaries at June 30, 2020 and all relevant assets and liabilities as well as income and expenses were borne by Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc.

1

Unaudited Condensed Consolidated Statement of Financial Position of Immatics Biotechnologies GmbH

		As of
	Notes	June 30, 2020	December 31, 2019
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	2	86,056	103,353
Accounts receivable		427	957
Other current assets	5	5,604	19,690

Total current assets		92,087	124,000
Non-current assets
Property, plant and equipment	8	6,674	4,720
Intangible assets	8	988	1,008
Right-of-use assets	8	7,488	3,287
Other non-current assets		696	1,262

Total non-current assets		15,846	10,277

Total assets		107,933	134,277

Liabilities and shareholders’ deficit
Current liabilities
Provisions	9	1,442	50
Accounts payable		8,082	7,082
Deferred revenue	6	65,611	59,465
Lease liabilities		1,935	1,411
Other current liabilities	10,11	10,781	1,288

Total current liabilities		87,851	69,296
Non-current liabilities
Deferred revenue	6	82,534	101,909
Lease liabilities		5,539	1,823
Other non-current liabilities	10	—	2,084

Total non-current liabilities		88,073	105,816
Shareholders’ deficit
Share capital		1,164	1,164
Share premium		193,551	190,945
Accumulated deficit		(262,543)	(233,194)
Other reserves		(671)	(770)

Total deficit attributable to shareholders of the parent		(68,499)	(41,855)
Non-controlling interest		508	1,020

Total shareholders’ deficit		(67,991)	(40,835)

Total liabilities and shareholders’ deficit		107,933	134,277

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Loss of Immatics Biotechnologies GmbH

		Three months ended June 30,		Six months ended June 30,
	Notes	2020	2019	2020	2019
		(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements		6,896	5,384	13,936	9,010
Research and development expenses		(16,505)	(9,742)	(28,751)	(17,731)
General and administrative expenses		(10,076)	(2,104)	(16,264)	(4,379)
Other income		86	123	200	126

Operating result		(19,599)	(6,339)	(30,879)	(12,974)
Financial income		437	108	1,083	493
Financial expenses		(2,164)	(464)	(110)	(96)

Financial result		(1,727)	(356)	973	397

Loss before taxes		(21,326)	(6,695)	(29,906)	(12,577)
Taxes on income		—	—	—	—

Net loss		(21,326)	(6,695)	(29,906)	(12,577)
Attributable to:
Equity holders of the parent		(21,043)	(6,463)	(29,349)	(12,148)
Non-controlling interest		(283)	(232)	(557)	(429)

Net loss		(21,326)	(6,695)	(29,906)	(12,577)

Net loss per share—basic and diluted		(18.08)	(5.56)	(25.22)	(10.44)
Weighted average shares outstanding—basic and diluted		1,163,625	1,163,625	1,163,625	1,163,625

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Comprehensive Loss of Immatics Biotechnologies GmbH

		Three months ended June 30,		Six months ended June 30,
	Notes	2020	2019	2020	2019
		(Euros in thousands)		(Euros in thousands)
Net Loss		(21,326)	(6,695)	(29,906)	(12,577)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences from foreign operations		791	150	99	(7)

Total comprehensive loss for the period		(20,535)	(6,545)	(29,807)	(12,584)
Attributable to:
Equityholders of the parent		(20,252)	(6,313)	(29,250)	(12,155)
Non-controlling interest		(283)	(232)	(557)	(429)

Total comprehensive loss for the period		(20,535)	(6,545)	(29,807)	(12,584)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Cash Flows of Immatics Biotechnologies GmbH

	Six months ended June 30,
	2020	2019
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(29,906)	(12,577)
Adjustments for:
Interest income	(755)	(252)
Depreciation and amortization	2,288	1,906
Interest expense	110	96
Equity settled share-based payment	6,928	79
MD Anderson compensation expense	45	347
Increase in other liabilities resulting from share appreciation rights	7,773	209
Payment related to share-based compensation awards previously classified as equity-settled	(4,322)	—
Changes in working capital
Decrease (increase) in accounts receivable	526	(57)
(Increase) decrease in other assets	14,917	13,256
Decrease in accounts payable and other current liabilities	(9,720)	(8,060)
Interest received	510	188
Interest paid	(110)	(96)

Net cash used in operating activities	(11,716)	(4,961)

Cash flows from investing activities
Payments for property, plant and equipment	(4,514)	(1,153)
Payments for intangible assets	(36)	(58)
Proceeds from disposal of property, plant and equipment	—	97

Net cash used in investing activities	(4,550)	(1,114)

Cash flows from financing activities
Payments for leases	(1,168)	(893)

Net cash used in by financing activities	(1,168)	(893)

Net decrease in cash and cash equivalents	(17,434)	(6,968)

Cash and cash equivalents at beginning of period	103,353	39,367
Effects of exchange rate changes on cash and cash equivalents	137	(40)

Cash and cash equivalents at end of period	86,056	32,359

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Deficit of Immatics Biotechnologies GmbH

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total deficit attributable to shareholders of the parent	Non-controlling interest	Total share- holders’ deficit
Balance as of January 1, 2019	1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)
Other comprehensive income	—	—	—	(7)	(7)	—	(7)
Net loss	—	—	(12,148)	—	(12,148)	(429)	(12,577)

Comprehensive loss for the year	—	—	(12,148)	(7)	(12,155)	(429)	(12,584)
Equity-settled tandem awards	—	79	—	—	79	—	79
MD Anderson compensation expense	—	—	—	—	—	347	347

Balance as of June 30, 2019	1,164	190,872	(213,771)	(748)	(22,483)	1,154	(21,329)
Balance as of January 1, 2020	1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss	—	—	—	99	99	—	99
Net loss	—	—	(29,349)	—	(29,349)	(557)	(29,906)

Comprehensive loss for the period	—	—	(29,349)	99	(29,250)	(557)	(29,807)
Equity-settled share-based compensation	—	6,928	—	—	6,928	—	6,928
Payment related to share-based compensation awards previously classified as equity-settled	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson compensation expense	—	—	—	—	—	45	45

Balance as of June 30, 2020	1,164	193,551	(262,543)	(671)	(68,499)	508	(67,991)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements of Immatics Biotechnologies GmbH

1. Group information

Immatics Biotechnologies GmbH, together with its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Immatics Biotechnologies GmbH is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany. Immatics Biotechnologies GmbH was founded in September 2000 as a German limited liability company. It is registered with the commercial register at Stuttgart local court under HRB no. 382151. Immatics US, Inc. was founded in 2014 as a Delaware corporation.

The unaudited condensed consolidated financial statements in this interim report are related to Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc.

Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH became a subsidiary of Immatics N.V. as part of the ARYA Merger on July 1, 2020. The unaudited condensed consolidated financial statements are related to Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics U.S. Inc. Immatics N.V. was a shell company with no active trade or business or subsidiaries at June 30, 2020 and all relevant assets and liabilities as well as income and expenses were borne by Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc.

These interim condensed consolidated financial statements of the Group for the three and six months ended June 30, 2020 were authorized for issue by the Management Board of Immatics Biotechnologies GmbH on September 3, 2020.

2. Significant events and changes in the current reporting period

The Group was affected by the following events or transactions during the six months ended June 30, 2020.

ARYA Merger

On March 17, 2020, Immatics entered into a definitive merger agreement with ARYA Sciences Acquisition Corp. (“ARYA”), a special purpose acquisition company sponsored by Perceptive Advisors. The transaction, which closed on July 1, 2020, was structured through Immatics N.V., a Dutch public limited liability company. The merger (“ARYA Merger”) was effectuated in three principal steps:

•

The shareholders of Immatics Biotechnologies GmbH exchanged their interest for ordinary shares in in the share capital of Immatics B.V. In addition, the minority shareholder in Immatics US, Inc., MD Anderson Cancer Center (“MDACC”), exchanged its interest in Immatics US Inc. for ordinary shares in the share capital of Immatics B.V. Both transactions were accounted for as a recapitalization. Immatics B.V. was converted into Immatics N.V. after the share exchange of Immatics shareholders.

•

ARYA merged into a subsidiary of Immatics N.V., with ARYA shareholders receiving one ordinary share of Immatics N.V. for each issued and outstanding ordinary share of ARYA. The merger of ARYA constituted an acquisition by Immatics N.V., which is accounted for within the scope of IFRS 2. As part of the transaction, 7.2 million outstanding warrants to acquire ARYA shares were converted into warrants to purchase ordinary shares of Immatics N.V. (“Immatics Warrants”). As part of the transaction, the Company plans to record a share compensation expense related to the ARYA Merger based on the difference between the fair value of Immatics N.V. shares issued and the fair value of ARYA’s identifiable net assets. This difference will be accounted for as a service to be expensed. The closing quoted market price of ordinary shares and ARYA public warrants on Nasdaq as of July 1, 2020 are the bases for determining the fair value of the share-based consideration paid to ARYA’s stockholders. These amounts represent the market prices at which any existing or new investor could acquire or sell shares or warrants of ARYA during the period after the expiration of the redemption deadline for ARYA shareholders.

•	In connection with the agreement, Immatics N.V. gained access to funds in ARYA’s trust account totaling before the transaction €133 million ($149 million).

•

In connection with the agreement, Immatics N.V. raised an additional €93 million ($104 million) in equity proceeds through a private placement of ordinary shares with existing shareholders of Immatics, ARYA and other new investors.

•

Total proceeds from the ARYA Merger and the private placement are approximately €226 million ($253 million) as of June 30, 2020, including €133 million ($149 million) cash and marketable securities from the ARYA trust account.

•

The transaction closed as of July 1, 2020. Upon consummation of the transaction, Immatics N.V. became a publicly traded corporation at the Nasdaq Capital Market under the ticker IMTX. The Immatics Warrants are traded under the ticker IMTXW.

•	Following closing of the ARYA Merger, cash and cash equivalents amounted to €288 million ($322 million) for the combined company.

•

As part of the agreement, awards issued under the existing Immatics Biotechnologies GmbH employee equity incentive plans were converted into an equity incentive plan sponsored by Immatics N.V. The conversion included a net cash payout of €9.9 million due immediately after the closing of the ARYA Merger for SARs (as defined herein), tandem awards outstanding as of the closing of the ARYA Merger and scheduled to vest prior to December 31, 2020 and a payment to the former Executive Chairman. The payments occurred in July and August 2020.

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. While initially concentrated in China, spread of the outbreak is now worldwide. On January 30, 2020, the World Health Organization declared the outbreak a pandemic and a global emergency. In response, many countries and businesses instituted travel restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

Management continues to monitor the situation and enacted significant measures to protect the Group’s supply chain, employees and the execution of clinical trials. To date, the pandemic has resulted in a slowdown in activities related to the Group’s laboratory operations and at some of its suppliers. The ongoing spread of COVID-19 may also negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates.

Due to COVID-19, the Group has also experienced delays in research activities performed under its collaboration agreements. Consequently, the Group recognized less revenue under these agreements during the first two quarters of 2020 than previously planned. Management believes the declines in revenue associated with the delay in research activities are largely temporary, as the revenue is primarily associated with non-refundable upfront payments recognized on a cost-to-cost basis. COVID-19 may continue to impact the timing and amount of revenue recognized under these agreements in the future.

3. Significant accounting policies

Basis of presentation

The interim condensed consolidated financial statements of the Group as of June 30, 2020 and for the three and six months ended June 30, 2020 and 2019 have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

The interim condensed consolidated financial statements are presented in Euros. Amounts are stated in thousands of Euros, unless otherwise indicated.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019. The new and amended standards and interpretations applied for the first time as of January 1, 2020, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2019, had no impact on the interim condensed consolidated financial statements of the Group for the three and six months ended as of June 30, 2020.

The Group has a non-controlling interest, representing approximately 3.96% of the Group’s Immatics US, Inc. subsidiary as of June 30, 2020 and December 31, 2019. As part of the ARYA Merger, the non-controlling interest of MDACC in Immatics US, Inc. was exchanged for ordinary shares in Immatics B.V.

4. Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5. Other current assets

	As of
	June 30, 2020	December 31, 2019
	(Euros in thousands)
Grant receivables	1,001	998
Prepaid expenses	1,394	1,236
Short-term deposits	—	16,023
Value added tax receivable	858	768
Capitalized transaction costs	1,568	48
Other assets	783	617

Other current assets	5,604	19,690

The Group recognizes receivables for government grants when it is reasonably assured that the grant will be received, and all contractual conditions have been complied with. As of June 30, 2020, and December 31, 2019, no receivables were considered impaired.

Prepaid expenses include €0.7 million fees paid for the successful arrangement of the Celgene Switzerland LLC (“BMS”) and Genmab A/S (“Genmab”) collaboration agreements as of June 30, 2020 and €0.6 million as of December 31, 2019.

As of June 30, 2020, the Group capitalized €1.6 million in costs associated with the ARYA Merger, which the Group plans to deduct from the total proceeds of merger as a reduction in shareholder premium. These costs are directly attributed to the ARYA Merger and primarily related to legal and accounting fees.

Short-term deposits classified within other current assets have original maturity dates between three and nine months. During the six months ended June 30, 2020, short term deposits decreased from €16.0 million to zero. The decrease resulted from a reallocation of the Group’s funds from short-term deposits with maturity dates in excess of three months to money market funds.

6. Revenue from collaboration agreements

The Group earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of June 30, 2020, the Group had four strategic collaboration agreements in place. All collaboration agreements are still at pre-clinical stage. During the six months ended June 30, 2020, the Group did not enter into any new collaboration agreements.

The Group earned revenue from collaboration agreements from the following collaborators during the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(Euros in thousands)		(Euros in thousands)
Amgen	561	2,647	2,712	3,818
Genmab	2,501	2,737	4,515	5,192
BMS	3,241	—	5,664	—
GSK	593	—	1,045	—

Total	6,896	5,384	13,936	9,010

As of June 30, 2020, the Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of June 30, 2020, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements.

Deferred revenue related to the collaboration agreements consists of the following as of June 30, 2020 and December 31, 2019:

	As of
	June 30, 2020	December 31, 2019
	(Euros in thousands)
Current	65,611	59,465
Non-current	82,534	101,909

Total	148,145	161,374

7. Income Tax

During the three and six months ended June 30, 2020 and 2019, the Group generated losses in both Germany and the U.S. During the three and six months ended June 30, 2020 and 2019, the Group’s German operations were subject to a statutory tax rate of 29.1%. In the U.S., the Group was subject to a corporate income tax rate of 21% during the three and six months ended June 30, 2020 and 2019.

As of June 30, 2020 and December 31, 2019, no deferred tax assets have been recognized in respect of these losses due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change depending on the Group’s taxable income in future years. This may result in higher or lower deferred tax assets related to tax losses carried forward.

Due to the ARYA Merger described in Note 2, there may be limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc. under Section 382 of the U.S. Internal Revenue Code.

8. Intangible assets, Property, plant and equipment and Right-of-use assets

During the three months ended June 30, 2020 and June 30, 2019, the Group acquired property, plant and equipment in the amount of €1.3 million and €1.0 million, respectively.

During the six months ended June 30, 2020 and June 30, 2019, the Group acquired property, plant and equipment in the amount of €3.0 million and €1.2 million, respectively.

During the six months ended June 30, 2020, new leases and extensions to existing lease agreements resulted in an increase in right-of-use assets in the amount of €4.2 million, mainly due to the commencement of a lease agreement of a new office building in Tübingen, Germany and a new office building in Houston, Texas. Additionally, two existing facility leases in Houston were extended. The Group used its incremental borrowing rate to calculate the initial lease liability.

9. Provisions

Provisions consisted of the following as of June 30, 2020 and December 31, 2019:

	As of
	June 30, 2020	December 31, 2019
	(Euros in thousands)
Provision for bonuses	1,392	—
Other provisions	50	50

Total	1,442	50

These amounts include provisions for the Group’s annual employee bonuses, which are due to be paid each December. These amounts are classified as a provision as of June 30, 2020, because the amount to be paid is uncertain. As of December 31, 2019, the Group had a liability for annual employee bonuses of €0.1 million (classified as other current liabilities) related to amounts paid in January 2020.

10. Other current liabilities

Other current liabilities consisted of the following as of June 30, 2020 and December 31, 2019.

	As of
	June 30, 2020	December 31, 2019
	(Euros in thousands)
Payroll tax	212	727
Provision for vacation	628	330
Deferred grant income	57	165
Liability for share-based compensation	8,897	—
Payroll liability	960	—
Provision for bonuses	—	52
Other	27	14

Total	10,781	1,288

As of December 31, 2019, other current liabilities primarily consisted of liabilities related to the settlement of outstanding share-based awards, which were be paid to employees following the ARYA Merger (See Note 11). Liabilities associated with these awards were previously classified as other non-current liabilities, which had a balance of €2.1 million as of December 31, 2019.

11. Share-based payments

Immatics Biotechnologies GmbH previously issued share-based awards to employees under two different plans. Under the Immatics Biotechnologies GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics Biotechnologies 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which allowed employees to exercise their awards as either a SAR or a stock option. The Group accounted for awards issued under the 2016 Plan, which were redeemable in either cash or equity shares at the Group’s discretion, as equity settled. As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based payments in Immatics N.V. The Group concluded employee agreements pertaining to these replacement awards in June 2020 in advance of the ARYA Merger.

In accordance with the employee award agreements, holders of vested awards under the 2010 Plan and 2016 Plan (including any awards scheduled to vest prior to 2021) agreed to receive a cash payment of $10.00 per award, less the applicable exercise price (“Award Cash Proceeds”). Per the terms of the employee award agreements, active employees were required to re-invest 25%-50% of the Award Cash Proceeds, net of taxes, with management members required to re-invest 50%. The outcome of the re-investment decision by the management and the active employees was 48%. In total, employees elected to receive €8.9 million in Award Cash Proceeds, resulting in an increase to other current liabilities. The Group recognized €2.6 million in operating expense related to the cash payment of these awards.

In accordance with the employee re-investment elections, employees received 627,611 shares in Immatics N.V. (“Re-investment Shares”), which had a fair value of €8.5 million based on the ARYA share price of $15.15 immediately prior to the merger on July 1, 2020. These replacement awards resulted in additional operating expense of €4.1 million.

For each ordinary Re-investment Share received, active employees and management members also received two stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vest in full on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date to receive the option. The awards have a ten-year contract life.

The Matching Stock Options granted to employees were accounted for as of June 30, 2020, resulting in a grant date fair value of $10.59. Immatics applied a Black Scholes pricing model to estimate the fair value of the Matching Stock Options.

As of June 30, 2020
Exercise price in USD	$10.00
Underlying share price in USD	$15.15
Volatility	75.00%
Time period (years)	5.5
Risk free rate	0.29%
Dividend yield	0.00%

For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms as previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the new employee share-based compensation plan (the “2020 Equity Plan”) that gives employees the right to acquire shares in Immatics N.V. are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period. The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V. and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).

The total amount of Converted Options granted in July 2020 were accounted for as of June 30, 2020 by considering the average fair value of $13.79. Immatics applied a Black Scholes pricing model to estimate the fair value of the Converted Options.

As of June 30, 2020
Average exercise price in USD	$2.47
Underlying share price in USD	$15.15
Volatility	75.00%
Time period (years)	5.59
Risk free rate	0.29%
Dividend yield	0.00%
Combined probability of exit events	100.00%

As part of the ARYA Merger, employees, directors and officers also received service-based options to acquire shares of Immatics N.V. following the merger. In addition, certain executive officers and key personnel of the Group received performance-based options, vesting based both on achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The service-based options will vest solely on a four-year time-based vesting schedule. As these options have a vesting commencement date of July 20, 2020, no expense is recorded in these financial statements.

The Group recognized total share-based compensation expense during the three and six months ended June 30, 2020 and 2019 as set out below:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(Euros in thousands)		(Euros in thousands)
Research and development expenses	4,843	63	5,284	222
General and administrative expenses	3,848	19	4,135	66

Total share-based compensation	8,691	82	9,419	288

12. Related party disclosures

During the six months ended June 30, 2020 the Group did not enter into any new related-party transactions with its key management personnel or with related entities. There were no significant changes in the compensation arrangements for key management personnel or members of the Management Board and of the Supervisory Board during the six months ended June 30, 2020 other than the following.

Prior to the ARYA Merger, Immatics N.V. established the 2020 Incentive Plan effective after the reporting period. Immatics N.V. granted certain service-based options out of the 2020 Incentive Plan to its management and directors and in addition, performance-based options to its management upon closing of the ARYA Merger. The performance-based options will vest based both on achievement of certain market capitalization milestones and satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The service-based options will vest based upon satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. An aggregate of 3,278,000 performance-based options and 592,000 service options to purchase ordinary shares were granted to Immatics’ management and directors.

Additionally, key management personnel were participants in the share-based compensation plans of Immatics GmbH (2010 Plan and 2016 Plan). As part of the replacement awards issued in connection with the ARYA Merger (See Note 11), key management personnel received cash payments of €3.4 million, 417,415 converted options in Immatics N.V. and 750,076 matching stock options in Immatics N.V.

Additionally a cash payment of €1.0 million as well as the grant of 211,974 matching stock options to acquire shares in Immatics N.V. to the former Executive Chairman took place. Furthermore, Immatics N.V. issued 105,987 shares to the former Executive Chairman.

13. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the interim condensed consolidated financial statements.

Euros in thousands		Carrying amount		Fair value
	IFRS 9	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Financial assets
Money market fund	At fair value through profit or loss (FVTPL)	86,056	103,353	86,056	103,353
Short-term deposits	At fair value through profit or loss (FVTPL)	—	16,023	—	16,023
Accounts receivable	other financial assets at amortized cost	427	957	427	957
Other current/non-current assets	other financial assets at amortized cost	1,640	1,709	1,640	1,709

Total financial assets		88,123	122,042	88,123	122,042

Financial liabilities
Accounts payable	other financial liabilities at amortized cost	8,082	7,082	8,082	7,082
Other current liabilities	other financial liabilities at amortized cost	1,884	1,288	1,884	1,288

Total financial liabilities		9,966	8,370	9,966	8,370

The carrying value of financial instruments such as cash and cash equivalents, deposits, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values: All financial assets are categorized in Level 1 and therefore are valued using quoted (unadjusted) market prices. Except for the SARs, which are categorized at Level 2, all other financial liabilities are also categorized at Level 1.

14. Events occurring after the reporting period

The Group evaluated subsequent events for recognition or disclosure through September 3, 2020. On July 1, 2020, the Group closed the ARYA Merger as described in Note 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics Biotechnologies GmbH, together with its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, “we”, “our”). You should read the following discussion of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2020 and 2019 included in this interim report. You should also read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2019, and the notes thereto, which appear in our Registration Statement on Form F-1 filed on July 31, 2020 with the U.S. Securities and Exchange Commission (the “SEC”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

The following discussion and analysis of our financial condition and results of operations is referring to the unaudited interim condensed consolidated financial statements of Immatics as of June 30, 2020 and does not take into account the ARYA Merger (as defined below), which occurred on July 1, 2020.

Overview

We are a biotechnology company that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Our therapeutic pipeline covering two complementary treatment modalities, Adoptive Cellular Therapy (“ACT”) and TCR Bispecifics is built from our proprietary target and T cell receptor (“TCR”) discovery engines XPRESIDENT and XCEPTOR. XPRESIDENT is equipped to identify cancer targets, expressed by cancer cells and not or to a far lesser extent by healthy cells. The respective cancer targets are fractions from proteins, peptides, which are bound to human leukocyte antigen (“HLA”) molecules and therefore are called peptide-HLA (“pHLA”) targets. pHLA targets are designed to overcome the current limitations in immuno-oncology by extending the target space significantly. Unlike CAR-T therapy and current antibody-based approaches, which can only target cell surface proteins, our technology also enables the identification of otherwise inaccessible intercellular protein targets and thus significantly increases the repertoire of cancer targets as the basis for potential immunotherapies. We believe that the elucidation of the extended target space gives us an advantage that we are leveraging to develop a pipeline of novel TCR-based product candidates via two complementary treatment modalities ACT and TCR Bispecifics, both of which have been designed to deliver robust and specific T cell responses against cancer cells in late stage and earlier stage solid cancer patients, respectively. For the autologous ACT approach, ACTengine, we are developing three clinical programs (IMA201, IMA202 and IMA203) in first in human trials and one preclinical program (IMA204). Our TCR Bispecific product candidates (IMA401 and IMA402) are still at preclinical development stage.

Since our incorporation, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We are a clinical stage company and have not yet marketed any products commercially. Our success depends on the successful development and regulatory approval of our products and our ability to finance our operations.

We have assembled a team of approximately 220 employees and have established several strategic collaborations with pharmaceutical companies, including agreements with Amgen Inc. (“Amgen”), Genmab A/S, (“Genmab”), Celgene Switzerland LLC (“BMS”) and GlaxoSmithKline plc (“GSK”).

We have raised approximately €378.5 million in total through private placements of securities and through licensing payments from our collaborators. After the closing of the ARYA Merger as defined below) on July 1, 2020, we raised an additional €230 million in proceeds from the private placement in Immatics N.V. as well as from funds held in ARYA’s trust account. These proceeds will be used for general corporate purposes.

Since incorporation, we have incurred significant operating losses. Net losses were €21.3 million and €6.7 million for the three months ended June 30, 2020 and 2019, respectively, and €29.9 million and €12.6 million, for the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, our accumulated deficit was €262.5 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

We do not expect to generate revenue from our product candidates unless and until we successfully complete clinical development and obtain regulatory approval for such product candidates. If we seek to obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses.

As a result, we will require substantial additional funding to support our continued operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings, government funding arrangements, collaborations and marketing, distribution and licensing arrangements. We may be unable to raise additional funds or enter into such other arrangements on favorable terms, or at all. If we fail to raise capital or enter into such arrangements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our programs.

Because of the numerous risks and uncertainties associated with pharmaceutical development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to reduce our operations.

Recent Developments

Business Impact of the COVID-19 Pandemic

Management is monitoring the global outbreak and spread of the novel strain of coronavirus (“COVID-19”) and has taken steps to identify and mitigate the adverse effects and risks to our company as a result of the pandemic. As a result, we have modified our business practices, including implementing work from home arrangements for employees able to perform their duties remotely, restricting nonessential travel, and practicing safe social distancing in our laboratory operations. Management expects to continue to take such actions as may be required or recommended by government authorities or in the best interests of our employees and business partners.

The ongoing spread of COVID-19 may also negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates.

Due to COVID-19, we have also experienced delays in research activities performed under our collaboration agreements. Consequently, we recognized less revenue under these agreements during the three and six months ended June 30, 2020 than previously planned. Management believes that the decline in revenue associated with the delay in research activities is largely temporary, as the revenue is primarily associated with non-refundable upfront payments recognized on a cost-to-cost basis. COVID-19 may continue to impact the timing and amount of revenue recognized under these agreements in the future.

Management does not yet know the full extent of the potential impact of the COVID-19 pandemic on our business operations. We will continue to closely monitor its impact.

Completion of Business Combination with ARYA and Listing on Nasdaq

On March 17, 2020, Immatics entered into a definitive merger agreement with Arya Sciences Acquisition Corp. (“ARYA”), a special purpose acquisition company sponsored by Perceptive Advisors. The transaction, which closed on July 1, 2020, was structured through Immatics N.V., a Dutch public limited liability company. The merger (“ARYA Merger”) was effectuated in three principal steps:

•

The shareholders of Immatics Biotechnologies GmbH, and the minority shareholder in Immatics US, Inc., MD Anderson Cancer Center, exchanged their interests in Immatics for ordinary shares in the share capital of Immatics B.V., which was accounted for as a recapitalization. Immatics B.V. was converted into Immatics N.V. after the share exchange of Immatics shareholders.

•

ARYA merged into a subsidiary of Immatics N.V., with ARYA shareholders receiving one ordinary share of Immatics N.V. for each issued and outstanding ordinary share of ARYA. The merger of ARYA constituted an acquisition by Immatics N.V., which is accounted for within the scope of IFRS 2. As part of the transaction, 7.2 million outstanding warrants to acquire ARYA shares were converted into Immatics Warrants. As part of the transaction, the Company plans to record a share compensation expense related to the ARYA Merger based on the difference between the fair value of Immatics N.V. Shares issued and the fair value of ARYA’s identifiable net assets represent a service to be expensed as incurred. The closing quoted market price of ARYA ordinary shares and ARYA public warrants on Nasdaq as of July 1, 2020 are the bases for determining the fair value of the share-based consideration paid to ARYA’s stockholders. These amounts represent the market prices at which any existing or new investor could trade during the period after the expiration of the redemption deadline for ARYA shareholders.

•	Resulting from the transaction as of July 2, 2020, the number of shares outstanding was 62,908,617.

•	In connection with the agreement, Immatics N.V. gained access to funds in ARYA’s trust account totaling before the transaction €133 million ($149 million).

•

In connection with the agreement, Immatics N.V. raised an additional €93 million ($104 million) in equity proceeds through a private placement of ordinary shares with existing shareholders of Immatics, ARYA and other new investors.

•

Total proceeds from the ARYA Merger and the private placement are approximately €226 million ($253 million) as of June 30, 2020, including €133 million ($149 million) cash and marketable securities from the ARYA trust account.

•

The transaction closed as of July 1, 2020. Upon consummation of the transaction, Immatics N.V. became a publicly traded company on the Nasdaq Capital Market under the ticker IMTX. The Immatics Warrants are traded under the ticker IMTXW.

•	Following closing of the ARYA Merger, cash and cash equivalents amounted to €288 million ($322 million) for the combined company.

•

As part of the agreement, awards issued under the existing Immatics Biotechnologies GmbH employee equity incentive plans were converted into an equity incentive plan sponsored by Immatics N.V. The conversion included a net cash payout of €9.9 million due immediately after the closing of the ARYA Merger for SARs and tandem awards currently outstanding as of the closing of the ARYA Merger and scheduled to vest prior to December 31, 2020 as well as a cash payment to the former Executive Chairman.

Appointment of Cedrik Britten as Chief Medical Officer and announcement of the Board of Directors of Immatics N.V.

Cedrik Britten, MD, has been appointed as Chief Medical Officer effective June 1, 2020. He is responsible for the management and global development of Immatics’ clinical pipeline. In parallel, Carsten Reinhardt, MD, PhD, the current Chief Medical Officer at Immatics, assumed the newly created role as Chief Development Officer to lead our product development strategy. Dr. Reinhardt also continues to lead the development of TCR Bispecifics platform and pipeline and the Immunology and Translational Development functions at Immatics.

Stephen Eck, MD, PhD, the former Chief Medical Officer at Immatics US, Inc. in Houston, Texas, stepped down and remained with the Company until the end of June to support the transition. His responsibilities were assumed by Dr. Britten.

In July 2020 Michael Atieh, Paul Carter, Heather Mason and Adam Stone joined the Supervisory Board of Immatics N.V. Former board members of Immatics Biotechnologies GmbH, Christof Hettich, L.L.D. and Peter Chambré continue to serve as Supervisory Board member and Chairman of the Supervisory Board, respectively. These directors provide a range of experience and expertise which will be invaluable to our continued progress as a leader in TCR-based therapeutics.

Extension of exclusive access to three cGMP manufacturing suites and our collaboration with UTHealth

On August 6, 2020, we announced the extension of our cell therapy manufacturing collaboration with The University of Texas Health Science Center at Houston, in Houston, Texas that runs until the end of 2024. The collaboration grants us exclusive access to three state-of-the-art current Good Manufacturing Practice (“cGMP”) manufacturing suites at the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory, enabling Immatics personnel to continue production and supply of our specialized, cell-based product candidates for testing in multiple clinical trials conducted in the U.S. and Europe.

Clinical Trial Approval and Infusion of our First Genetically Engineered Cellular Product in Europe

On August 18, 2020 we announced the treatment of our first patient in the IMA202-101 trial in Europe following the Clinical Trial Application (“CTA,” the equivalent of an investigational new drug application (“IND”) approval by FDA) approval by Paul-Ehrlich-Institute (“PEI”), the regulatory body for cell and gene therapies in Germany. In addition, we have been granted regulatory approval by PEI to initiate another phase I clinical trial in Germany to evaluate safety, tolerability and initial signs of clinical efficacy of IMA203 and opened several clinical trial sites in Germany.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements with Amgen, Genmab, BMS and GSK.

Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses. Upfront payments are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis in accordance with our accounting policy as described further in “Critical Accounting Policies and Significant Judgments and Estimates”.

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates developed for specified targets defined in the respective collaboration agreement. We carry our research activities, including screening for off-target recognition of lead candidates using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In each of our collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations.

The collaboration agreements resulted in €186.6 million of up-front cash payments, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our XPRESIDENT® and other technologies as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts on our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates, by us or collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel immuno-oncology therapies:

•	Advance the proprietary pipeline of product candidates focusing on ACTengine and TCR Bispecifics;

•	Develop Adoptive Cell Therapies and off-the-shelf biologics with distinct modes of action;

•	Advance off-the-shelf cell therapies into the clinic;

•	Enhance commercial viability of autologous cell therapies;

•	Disrupting the tumor microenvironment through combination therapies, next-generation technologies and novel target classes;

•	Expand leadership in ultra-personalized multi-target immunotherapy;

•	Maintain and enhance the competitive edge of our target and TCR technology platforms;

•	Leverage existing collaboration agreements with Amgen, Genmab, BMS and GSK; and

•	Expand our intellectual property portfolio.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We are increasing our headcount to support our continued research activities and development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects that might previously have believed to be promising;

•	we, our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the U.S. Food and Drug Administration (“FDA”), European Medicines Agency (“EMA”) or regulatory authorities in other countries of our ACT- or TCR Bispecifics-based product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned substantial increase in research and development expenses, as explained above, we also expect that our general and administrative expenses will increase significantly. We expect to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs, as well as investor and public relations expenses associated with being a public company. We anticipate that the additional costs for these services will substantially increase our general and administrative expenses. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Other Income

We receive income through government grants for specific research and development projects. We recognize grant income as we perform research and development activities specified by the grant agreements.

Other components of other income have historically been immaterial.

Financial Result

Financial result consists of both financial income and financial expense. Financial income results primarily from interest income on cash and foreign exchange gains. Our financial expense consists of interest expense related to lease liabilities and foreign exchange losses.

Results of Operations

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue from collaboration agreements	6,896	5,384	13,936	9,010
Research and development expenses	(16,505)	(9,742)	(28,751)	(17,731)

General and administrative expenses	(10,076)	(2,104)	(16,264)	(4,379)
Other income	86	123	200	126

Operating result	(19,599)	(6,339)	(30,879)	(12,974)
Financial income	437	108	1,083	493
Financial expenses	(2,164)	(464)	(110)	(96)

Financial result	(1,727)	(356)	973	397

Loss before taxes	(21,326)	(6,695)	(29,906)	(12,577)
Taxes on income	—	—	—	—

Net loss	(21,326)	(6,695)	(29,906)	(12,577)

Net loss per share – basic and diluted	(18.08)	(5.56)	(25.22)	(10.44)
Weighted average shares outstanding – basic and diluted	1,163,625	1,163,625	1,163,625	1,163,625

Revenue from Collaboration Agreements

Revenue from collaboration agreements increased by €1.5 million, from €5.4 million for the three months ended June 30, 2019 to €6.9 million for the three months ended June 30, 2020. The increase resulted from the collaboration agreements with BMS and GSK, consummated in August and December 2019 respectively. Due to the COVID-19 pandemic, we experienced delays in research activities performed under the Amgen and Genmab collaboration agreements. As we recognize revenue under these contracts on a cost-to-cost model based on research activities, we recognized less revenue under the Amgen and Genmab agreements during the second quarter of 2020 than previously planned. Consequently, revenue recognized under the Genmab agreement decreased by €0.2 million and revenue recognized under the Amgen agreement decreased by €2 million. We believe that any decline in revenue associated with delayed research activities is largely temporary, because the revenue is primarily associated with non-refundable upfront payments.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Revenue from collaboration agreements increased by €4.9 million, from €9 million for the six months ended June 30, 2019 to €13.9 million for the six months ended June 30, 2020. This increase primarily resulted from the new collaboration agreements with BMS and GSK, and partly offset by the decrease in revenue recognized under the Amgen and Genmab agreements as a result of delays in research activities due to the COVID-19 pandemic.

The following table summarizes our collaboration revenue for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(Euros in thousands)
Revenue from collaboration agreements:
Amgen	€561	€2,647	€2,712	€3,818
Genmab	2,501	2,737	4,515	5,192
BMS	3,241	—	5,664	—
GSK	593	—	1,045	—

Total revenue from collaboration agreements	€6,896	€5,384	€13,936	€9,010

Research and Development Expenses

The following table summarizes our research and development expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(Euros in thousands)
Direct research and development expenses for programs:	€3,175	€2,564	€6,210	€4,625
Personnel related (excluding stock-based compensation)	4,254	3,403	8,623	6,563
Stock-based compensation expense	4,843	63	5,284	222
Others	4,233	3,712	8,634	6,321
Total research and development expenses	€16,505	€9,742	€28,751	€17,731

For the three months ended June 30, 2020, our research and development expenses were €16.6 million compared to €9.7 million for the three months ended June 30, 2019. The increase resulted primarily from the conversion of share-based awards related to the ARYA Merger. The conversion consisted of three components.

Approximately €4.8 million of the increase pertains to stock-based compensation expense. As part of the ARYA Merger, we modified share-based awards issued to employees of Immatics GmbH. As part of the modifications, holders of vested awards received cash and equity shares in Immatics N.V., resulting in a one-time expense of €4.5 million. Employees also received additional stock options and replacement awards for unvested awards under the old plans, which resulted in incremental expense of €0.3 million.

For the three months ended June 30, 2020, direct research and development expenses associated with our programs increased by €0.6 million due to increased preclinical and clinical work performed under the programs compared to three months ended June 30, 2019, especially an increase in Adoptive Cell Therapy expenses mainly due to the ramp-up of additional clinical trial sites in the U.S. and in Europe, the increase in TCR Bispecifics expenses related to the start of process development and optimization for GMP manufacturing for our TCER lead candidate IMA401 in spring 2020 and an increase in expenses related to collaboration agreements due to the start of the new collaborations with BMS and GSK that were signed in 2019.

Personnel-related research and development expenses excluding share-based compensation for the three months ended June 30, 2020 and 2019 were €4.3 million and €3.4 million, respectively. The increase was mainly a result of our increased research and development headcount. The increase of €0.6 million in other expenses for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 is due to an increase in IP expenses.

For the six months ended June 30, 2020, our research and development expenses were €28.8 million compared to €17.7 million for the six months ended June 30, 2019. The main increase resulted from the modification of share-based payment awards discussed above and contains the conversion effect of the vested parts of the stock-based compensation program that was converted as part of the ARYA Merger.

For the six months ended June 30, 2020, our direct research and development expenses associated with our programs increased by €1.6 million due to increased preclinical and clinical work performed under the programs compared to the six months ended June 30, 2019, especially an increase in Adoptive Cell Therapy expenses mainly due to the ramp-up of additional clinical trial sites in the U.S. and in Europe, the increase in TCR Bispecifics expenses related to the start of process development and optimization for GMP manufacturing for our TCER lead candidate IMA401 in spring 2020 and an increase in expenses related to collaboration agreements due to the start of the new collaborations with BMS and GSK that were signed in 2019.

Direct research expenses for the six months ended June 30, 2020 related to collaboration agreements. This increased due to the start of new collaborations with BMS and GSK that were signed in 2019. Direct research expenses related to Amgen and Genmab agreements were largely stable but less than planned due to COVID-19 related slowdowns in the collaborations.

Personnel related research and development expenses excluding share-based compensation for the six months ended June 30, 2020 and 2019 were €8.6 million and €6.6 million, respectively. This increase of €2.0 million was mainly a result of our increased research and development headcount. Facility related research and development expenses increased by €0.3 million, whereas depreciation expenses increased by €0.3 million due to higher investments as part of the Group’s growth strategy. The increase in other expenses for the six months ended June 30, 2020 compared to 2019 is mainly due to an increase in IP expenses.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2020 and 2019 were €10.1 million and €2.1 million, respectively. Approximately, €3.6 million of the increase resulted from the modification of share-based payment awards and contains the effect of the vested parts of the stock-based compensation program that was converted as part of the ARYA Merger as described above.

The remaining €4.3 million increase in general and administrative expenses for the three months ended June 30, 2020 compared to 2019 was primarily due to an increase in personnel related expenses (excluding the stock-based compensation) of €1.7 million, and an increase in professional and consulting fees of €2.5 million. Personnel related expenses increased mainly due to the growth in headcount in our finance, human resources, as well as IP and the communications functions as well as a payment to the former Executive Chairman as part of the ARYA Merger. The increase in professional and consulting fees resulted from an increase in accounting, audit and legal fees as well as costs associated with ongoing business activities and our preparations to operate as a public company.

General and administrative expenses for the six months ended June 30, 2020 and 2019 were €16.3 million and €4.4 million, respectively. Approximately €3.6 million of the increase resulted from the modification of share-based payment awards and contains the effect of the vested parts of the stock-based compensation program that was converted as part of the ARYA Merger as described above.

The remaining increase of €8.2 million in general and administrative expenses in the six months ended 2020 compared to 2019 was primarily due to an increase of professional and consulting fees of €5.2 million and personnel related expenses (excluding the stock-based compensation) of €2.7 million. Personnel related expenses increased mainly due to the growth in headcount in our finance, human resources and communications functions as well as a payment to the former Executive Chairman as part of the ARYA Merger. The increase in professional and consulting fees resulted from an increase in accounting, audit and legal fees as well as costs associated with ongoing business activities and our preparations to operate as a public company.

Other Income

Other income during the three months ended June 30, 2020 and 2019 was €0.1 million, respectively.

Other income during the six months ended June 30, 2020 and 2019 was €0.2 million and €0.1 million, respectively.

Financial Result

Financial result consists of both financial income and financial expense.

Financial income increased to €0.4 million for the three months ended June 30, 2020 compared to €0.1 million for the three months ended June 30, 2019. This increase of €0.3 million resulted primarily from an increase in interest income from short-term deposits. This increase is due to higher cash balances as well as short-term deposits, resulting from the upfront payments received as part of the collaboration agreements signed in 2019.

During the three months ended June 30, 2020, financial expenses amounted to €2.2 million, compared to €0.5 million during the three months ended June 30, 2019. This increase in financial expenses for the three months ended June 30, 2020 resulted primarily from foreign exchange losses of €1.7 million.

Financial income increased to €1.1 million for the six months ended June 30, 2020 compared to €0.9 million during the six months ended June 30, 2019. This increase of €0.2 million resulted primarily from an increase in interest income, which increased due to higher cash balances as well as short-term deposits, resulting from the upfront payments received as part of the collaboration agreements signed in 2019.

For the six months ended June 30, 2020 financial expenses amounted to €0.1 million compared to €0.5 million for the six months ended June 30, 2019. This decrease in financial expenses for the six months ended June 30, 2020 consisted primarily of reduced foreign exchange losses.

Liquidity and Capital Resources

Sources of Liquidity

We have historically funded our operations primarily from private placements of our ordinary shares and proceeds from collaborators.

As of June 30, 2020 and December 31, 2019, we had cash and cash equivalents of €86.1 million, and €103.4 million respectively. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation, and consist primarily of cash in banks and short-term deposits with an original maturity of between three and nine months.

The following table summarizes the primary sources and uses of cash for each period presented:

	Six Months Ended June 30,
	2020	2019
(Euros in thousands)
Net cash (used in) provided by:
Operating activities	€(11,716)	€(4,961)
Investing activities	(4,550)	(1,114)
Financing activities	(1,168)	(893)

Total cash flow	€(17,434)	€(6,968)

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business, in addition to the placement of cash and cash equivalents into short-term deposits, which do not meet the classification criteria of cash and cash equivalents in accordance with IAS 7 (“Statement of Cash Flows”).

We experienced net cash outflows from operating activities during the six months ended June 30, 2020 and 2019, resulting primarily to the net loss for the periods and working capital changes.

For the six months ended June 30, 2020, net cash used in operating activities of €11.7 million primarily resulted from a decrease in working capital of €15.3 million combined with a net loss of €29.9 million during the six months, partially offset by non-cash charges of €9.3 million. The decrease in working capital mainly resulted from a decrease in short-term deposits classified as other current assets, which decreased from €16 million as of December 31, 2019 to €0 as of June 30, 2020.

For the six months ended June 30, 2019, net cash used in operating activities of €5 million resulted from a net loss of €12.6 million during the six months, offset by a decrease in working capital of €5.1 million and non-cash charges of €2.5 million. The decrease in working capital mainly resulted from a decrease in other assets of €13.1 million, resulting from a decrease of cash held in short-term deposits that previously did not meet the requirement of cash and cash equivalents according to IAS 7, and partially offset by a decrease in accounts payable and other current liabilities of €8.4 million primarily related to the recognition of deferred revenue from upfront payments.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2020 was €4.6 million, mainly due to payments related to new equipment related to our new laboratory space, computer, office and other laboratory equipment.

Net cash used in investing activities for the six months ended June 30, 2019 was €1.1 million, which is primarily attributable to the acquisition of new laboratory and computer equipment.

The increase in investing activities reflects the increase in our research and development activities. We intend to use the additional lab space and acquired equipment to expand our research and development efforts especially with regards to our clinical pipeline candidates in ACTengine as well as our preclinical pipeline candidates in TCER Bispecifics.

Financing Activities

During the six months ended June 30, 2020 and 2019 net cash used in financing activities was €1.2 million and €0.9 million respectively, resulting entirely from the payment of the principal portion of lease liabilities.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €262.5 million as of June 30, 2020 and of €233.2 million as of December 31, 2019. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development, and clinical activities of our product candidates. In addition, we expect to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•	continue or expand our research or development programs in preclinical development;

•	continue or expand the scope of our clinical trials for our product candidates;

•	initiate additional preclinical studies or clinical or other trials for our product candidates, including under our collaboration agreements;

•	continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;

•	change or add to internal manufacturing capacity or capability;

•	change or add additional suppliers;

•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress our product candidates toward commercialization;

•	attract and retain skilled personnel;

•

create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts, including expansion of sites in Germany and in the U.S.;

•	seek marketing approvals and reimbursement for our product candidates;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-licenses other product candidates and technologies;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect, defend, enforce, and expand our intellectual property portfolio; and

•	experience any delays, interruptions, or encounter issues with any of the above.

We are subject to all the risks related to the development and commercialization of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. We believe that our cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least for the next 12 months. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary because of other factors. We have based this estimate on assumptions that may prove to be wrong, and or could utilize our available capital resources sooner than we currently expect. We will need to obtain additional financing to fund our future operations, including, completing the development and commercialization of our product candidates. Our future funding requirements will depend on many factors including, but not limited to:

•

progress, timing, scope and costs of our clinical trials, including the ability to initiate clinical sites as planned, enroll subjects and manufacture ACTs, and bispecific T cell engaging receptors, or TCR Bispecifics, product candidates for our ongoing, planned and potential future clinical trials;

•	time and cost to conduct IND or CTA enabling studies for our preclinical programs;

•	time and costs required to perform research and development, and to identify and characterize new product candidates from our research programs;

•	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our product;

•	our ability to successfully commercialize our product candidates, if approved;

•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, EMA, and other authorities’ regulations;

•

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

•	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

•	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

•	cash requirements of any future acquisitions or the development of other product candidates;

•	costs of operating as a public company;

•	time and cost necessary to respond to technological, regulatory, political and market developments;

•	costs of filing, prosecuting, defending and enforcing any patent claims, and other intellectual property rights;

•	costs associated with any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and

•	inability of clinical sites to enroll patients as health care capacities are required to cope with natural disasters, epidemics, or other health system emergencies, such as the COVID-19 pandemic.

A change in the outcome of any of these or other variables with respect to the development of any of our current and future product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements as well as grant funding. We will use the proceeds from the private placement, together with the proceeds received from the ARYA trust account, for general corporate purposes.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. Further, to the extent that we raise additional capital through the sale of ordinary shares or securities convertible or exchangeable into ordinary shares, our shareholders’ ownership interest will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain additional funding on favorable terms when needed, we may have to delay, reduce the scope of or terminate one or more of our research and development programs or clinical trials.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities(1)	€1,482	1,823	47	—	€3,352
Other lease obligations(2)	172	324	300	300	1,096
In-license agreements(3)	455	200	—	—	655
Contract research organization agreements(4)	1,131	1,466	—	—	2,597
Total contractual obligations	€3,240	3,813	347	300	€7,700

(1)

Represents our future minimum commitments under non-cancellable lease liabilities reflected on the balance sheet in our audited consolidated financial statements. During the first six months of 2020, we signed further lease agreements leading to additional lease commitments of approximately €3.2 million, which are not reflected in the above table.

(2)

Represents our future minimum commitments under non-cancellable leasing arrangements, which are not capitalized under IFRS 16. These arrangements include short-term as well as low value leases, which are not reflected on our balance sheet.

(3)	Represents obligations of non-cancellable terms of license agreements.
(4)	Represents obligations from contract research organization agreements.

We have lease agreements for land and buildings in our locations in Tübingen and Munich, Germany, and Houston, Texas, which will expire between 2020 and 2026, respectively. In addition, we have various leases for equipment and cars, which will expire in 2022. The amounts in the table above represent our fixed contractual lease obligations and do not include the optional extensions.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. However, it is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations, and the unique facts and circumstances involved in each agreement.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2020 and 2019, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities, as well as contingent assets and liabilities, as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates, and exercising of discretion are appropriate, relate to revenue recognition, research and development expenses, share-based compensations, and income taxes. We based our assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

We believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive up-front licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our intellectual property to the respective collaborators. As these agreements comprise several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For each of our four collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our customer simultaneously receives and consumes the benefit from our performance. Up-front licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone has been included in the transaction price and recognized into revenue.

Research and Development Expenses

Research and development expenses are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses and external costs of vendors engaged to conduct preclinical development activities and clinical trials as well as the cost of licensing technology.

All patent-related costs incurred in connection with filing and prosecuting patent applications are classified as research and development expenses and expensed as incurred due to the uncertainty about the recoverability of the expenditure.

Share-Based Compensation

Immatics GmbH has share-based compensation plans, which issue SARs and tandem awards (consisting of either a SAR or a stock option) issued to employees. For these plans, we applied a Black Scholes pricing model to estimate the fair value share-based awards.

We determined the value of the share-based awards with the assistance of a third party valuation specialist using certain assumptions, such as share price volatility, the determination of an appropriate risk-free interest rate, expected dividends and the probability of reaching certain exercisability criteria. Expected volatility of the equity plan of was determined by calculating the historic volatility in share prices of peer companies within the biotechnology industry and the expected life in the model has been adjusted, based on our management’s best estimate, for the effects of non-transferability and exercise restrictions.

The exercisability is dependent on our estimated combined probability of exit events. We discounted the fair values of the share-based awards based on these assumed probabilities of the awards becoming exercisable. The present value of the probability-weighted fair value under all scenarios represents the value of the share-based awards.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Currently, all tax loss carryforwards are fully reserved due to management judgement regarding the future profitability of the company.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2020 and 2019 please refer to our consolidated financial statements as of December 31, 2019.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments, including liquidity risk and currency risk. Our risk management is governed by our Executive Committee. We do not engage in the trading of financial assets for speculative purposes. The most significant financial risks to which we are exposed include the risks discussed below.

Our principal financial instruments are comprised of cash, cash equivalents and fixed-term deposits. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payable, which arise directly from our operations.

In accordance with our internal guidelines, we do not trade in derivatives. The main risks arising from our financial instruments are interest rate risk, liquidity risk and currency exchange risk. The Executive Committee reviews and agrees to policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments.

Regarding the liabilities shown in the statement of financial position, we are currently not subject to interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash, cash equivalents, deposits and accounts receivable. Our cash, cash equivalents and deposits are denominated in Euros and U.S. Dollars. Cash, cash equivalents and deposits securities are maintained with two high-quality financial institutions in Germany and one in the U.S.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporations which are counterparts to our financial instruments and we do not anticipate non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular, it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. Dollars. Our Finance Department regularly analyzes currency risks and aims to match U.S. Dollar cash inflows with U.S. Dollar cash outflows wherever possible.

Our cash and cash equivalents were €86.1 million and €103.4 million as of June 30, 2020 and December 31, 2019, respectively. As of June 30, 2020, approximately 94% of our cash and cash equivalents were held in Germany, of which approximately 39% were denominated in Euros and 61% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the U.S. and denominated in U.S. Dollars.

Liquidity risk

We continuously monitor our risk to a shortage of funds. Our objective is to maintain a balance between continuity of funding and flexibility through the use of capital increases. We concluded that our liquidity risk is moderate.

Internal Controls over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended December 31, 2019, we identified material weaknesses in our internal controls related to (i) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (ii) clearly defined control processes, roles and segregation of duties within our finance and accounting functions, and (iii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. We are developing a remediation plan designed to address these material weaknesses and other existing deficiencies. In addition, we have, and are in the process of, recruiting, hiring, and retaining additional financial reporting personnel to develop and implement appropriate internal controls and reporting procedures.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 31, 2020.

Exhibit 99.2

PRESS RELEASE

Immatics Announces Second Quarter 2020

Financial Results and Business Update

•	Completed merger with ARYA Life Science Acquisition Corp. and subsequent NASDAQ listing with proceeds from the transaction totaling $253 million (€226 million1) in July 2020.

•

At the closing of the transaction, cash and cash equivalents amounted to $322 million (€288 million1) enabling Immatics to fund operating expenses and capital expenditure requirements for at least 36 months.

•

Expanded ACTengine® clinical programs into Europe with first patient treated with genetically engineered T cell product candidate IMA202 in August 2020; regulatory approval by Paul-Ehrlich-Institute to begin phase I clinical trial with product candidate IMA203 in Germany and to open additional clinical trial sites in the EU.

•	Expanded leadership team with appointment of Cedrik Britten as Chief Medical Officer and new appointments made to Immatics’ board of directors.

•

Extended collaboration with The University of Texas Health Science Center at Houston (UTHealth) in August 2020 until end of 2024 to ensure continued clinical batch supply for all ongoing and upcoming Adoptive Cell Therapy (ACT) clinical trials in US and Europe.

Tuebingen, Germany and Houston, TX, September 3, 2020 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today reported financial results for the second quarter of 2020 and provided a corporate update.

“We have achieved a significant milestone as an organization in the last months with our successful listing on NASDAQ, securing the capital needed for Immatics to reach several critical inflection points in our mission to deliver the power of T cells to cancer patients,” said Harpreet Singh, Ph.D., CEO of Immatics. “The second quarter is notable for the expansion of our clinical ACTengine programs in Europe as well as for bringing forward our preclinical and partnered programs. We have strengthened our internal leadership and our board, all of which places us in a strong position to achieve our clinical and operational goals for 2020 and 2021.”

Immatics Press Release September 3, 2020	1 | 7

Second Quarter 2020 and Subsequent Company Progress

Adoptive Cell Therapy Programs

•

IMA201 – The phase I dose-escalating clinical trial, IMA201-101, is actively recruiting patients in the US. The trial is designed to evaluate safety, tolerability and initial signs of clinical efficacy of Immatics’ genetically engineered T cell ACTengine® product candidate, IMA201, that targets melanoma-associated antigen 4 or 8 (“MAGEA4/A8”).

•

IMA202 – The phase I dose-escalating trial, IMA202-101, is actively recruiting patients in the US and Europe. Recently, the first patient was dosed in the European part of the trial which is evaluating safety, tolerability and initial signs of clinical efficacy of Immatics’ second ACTengine® product candidate, IMA202, that targets melanoma-associated antigen 1 (“MAGEA1”).

•

IMA203 – The phase I dose-escalating clinical trial, IMA203-101, is actively recruiting patients in the US. Recently, Immatics has been granted regulatory approval by the German regulatory agency, Paul-Ehrlich-Institute to commence the European part of the trial. The clinical trial is evaluating safety, tolerability and initial signs of clinical efficacy of Immatics’ ACTengine® product candidate, IMA203, that targets preferentially expressed antigen in melanoma (“PRAME”).

•

Additional clinical trial centers have been opened in the US and in Germany for all ongoing ACTengine® clinical studies and Immatics expects to provide a combined initial data readout on all three studies in Q1 2021.

•

IMA204 – Immatics expects to submit the IND for its fourth ACT program, IMA204, in 2021. The clinical trial will investigate a T cell receptor (TCR) directed against the tumor stroma target, COL6A3, which is highly prevalent in the tumor microenvironment in a broad range of tumor tissues including lung, pancreas, esophagus, breast, ovary, colon and stomach cancer. Immatics expects to provide a data update from the pre-clinical studies in Q3 2020. Non-engineered (endogenous) COL6A3-targeting T cells were infused as part of Immatics’ IMA101-101 trial. Immatics expects to report updated clinical trial results from this trial in Q4 2020.

TCR Bispecifics Programs

•

IMA401 – Significant progress has been made towards an IND for Immatics’ first TCR Bispecifics product candidate, IMA401. Preparatory activities for GMP development have been initiated. Based on favorable pharmacokinetics and pharmacodynamics data in vitro and in vivo, the IND submission is expected in 2021.

•	IMA402 – Lead candidate selection for the second TCR Bispecifics program, IMA402, is expected in 2020.

Immatics Press Release September 3, 2020	2 | 7

Next Generation Adoptive Cell Therapies

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IMA301 – Immatics’ first ACTallo® therapeutic candidate, IMA301, is an allogeneic, off-the-shelf product candidate containing TCR-engineered gamma delta T cells. In in vitro preclinical studies, the T cells achieved large expansion rates and exhibited anti-tumor activity. A preclinical data update is expected to be presented in Q4 2020. IND-enabling studies are ongoing and Immatics expects to submit the IND in 2022.

•	IMA101 – Immatics intends to report updated clinical trial results for its multi-target cell therapy pilot clinical trial, IMA101-101, in Q4 2020.

•	Immatics continues to advance its next-generation ACT portfolio and manufacturing capabilities.

Business Update

COVID-19 Impact

•	Immatics continues to monitor the impact of the COVID-19 pandemic on operations in the US and in Germany.

•	Significant measures have been put in place to protect Immatics’ employees, GMP manufacturing, biomarker testing, supply chain, operations and the execution of clinical trials.

•

Immatics continues to expand its clinical programs with additional clinical trial sites opening in the US and in Europe. Patient screening in Germany has been ramping above expectation. Immatics currently expects to remain on track to meet the enrollment timelines set in its ACTengine® clinical programs.

Corporate Development

Transaction and NASDAQ Listing Summary

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On March 17, Immatics entered into a definitive business combination agreement with ARYA Sciences Acquisition Corp. (NASDAQ: ARYA; “ARYA”), a special purpose acquisition company, sponsored by Perceptive Advisors. Under the terms of the agreement, the transaction was structured through Immatics B.V., a Dutch private limited liability company, which converted to Immatics N.V. in connection with the closing of the transaction. The transaction was completed on July 1 and Immatics N.V. commenced trading its shares on the NASDAQ under the symbol “IMTX” and its warrants under the symbol “IMTXW” on July 2. In connection with the agreement, Immatics N.V. raised an

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additional $104 million (€93 million1) in equity proceeds through a private placement of ordinary shares with existing shareholders of Immatics and ARYA, as well as additional institutional investors. Total proceeds from the transaction, including marketable securities held in a trust account by ARYA and the private placement, were $253 million (€226 million1). At the closing of the transaction, cash and cash equivalents amounted to $322 million (€288 million1) enabling Immatics to fund operating expenses and capital expenditure requirements for at least 36 months. The funds at closing of the transaction include funds of Immatics Biotechnologies GmbH, ARYA Sciences Acquisition Corp., equity proceeds through a private placement and transaction costs.

Management and Board of Directors Updates

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On June 1, Cedrik Britten, MD, joined Immatics as Chief Medical Officer (CMO). Dr. Britten previously served as Vice President and Head of Oncology Cell Therapy Research Unit at GlaxoSmithKline plc (LSE/NYSE: GSK). He brings to Immatics more than a decade of experience in clinical development. He will be responsible for the management and global development of Immatics’ clinical pipeline.

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In conjunction with the NASDAQ listing, Michael Atieh, Paul Carter, Heather Mason and Adam Stone joined Immatics’ board as new members. Christof Hettich, L.L.D. remains a board member and Peter Chambré continues to serve as the Chairman of the board.

Partnerships and Alliances

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On August 6, Immatics extended its strategic alliance with UTHealth. The continued collaboration will provide Immatics exclusive access to three cGMP suites enabling manufacturing and supply of its ACT products for current and upcoming phase I clinical trials in Germany and in the US for an additional four years.

•	Immatics remains fully committed to its partnered programs with Amgen, Genmab, BMS and GSK.

Second Quarter 2020 Financial Results

Cash Position: Cash and cash equivalents as of June 30, 2020 were €86.1 million ($96 million1). Following the transaction with ARYA, cash and cash equivalents were €288 million ($322 million1) based on net proceeds from the merger with ARYA and the PIPE financing.

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Revenue: Total revenue, consisting of revenue from collaboration agreements, was €6.9 million ($7.7 million1) for the three months ended June 30, 2020, compared to €5.4 million ($6.1 million1) for the three months ended June 30, 2019.

Research and Development Expenses: R&D expenses were €16.6 million ($18.5 million1) for the three months ended June 30, 2020, compared to €9.7 million ($10.9 million1) for the three months ended June 30, 2019.

General and Administrative Expenses: G&A expenses were €10.0 million ($11.3 million1) for the three months ended June 30, 2020, compared to €2.1 million ($2.4 million1) for the three months ended June 30, 2019.

Net Loss: Net loss was €21.3 million ($23.9 million1) for the three months ended June 30, 2020, compared to €6.7 million ($7.5 million1) for the three months ended June 30, 2019. The increase was mainly driven by one-time expenses incurred as a result of the conversion of the former share-based employee compensation program and is covered both in R&D and G&A expenses.

Shares Outstanding: 62,908,617 (as of July 2, 2020). Based on the outstanding shares, the net loss per share for the three months ended June 30, 2020 was €0.34 ($0.381).

Planned Investor and Analyst Activities

•	Immatics presenting at 10th Annual Goldman Sachs Biotech Symposium – September 11, 2020

•	Immatics presenting at Jefferies Cell Therapy Summit – October 5, 2020

•	Immatics presenting at Chardan Virtual Genetic Medicines Conference – October 6, 2020

•	Immatics presenting at Eigenkapitalforum – November 16, 2020, 4pm CET

•	Immatics presenting at Jefferies London Healthcare Conference – November 17-19, 2020

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

Full financial statements can be found in the current report on Form 6-K filed with the Securities and Exchange Commission (SEC) and published on the SEC website under https://www.sec.gov/.

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of June 30, 2020 (1 EUR = 1.1198 USD).

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

For Media Inquiries	Investor Relations Contact

Gretchen Schweitzer or Jacob Verghese, PhD	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646 378 2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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